05011033

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

SUPPL

August 31, 2005

RECEIVED
SEC MAIL PROCESSING SECTION
SEP 0 6 2005
WASH. D.C.
185

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

August 19, 2005	Stock Exchange Announcement – Notification of Change in Shareholding of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

PROCESSED
SEP 0 9 2005
THOMSON
FINANCIAL

9/9

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-83.doc
T: 091505

REG-Electrocomponents Holding(s) in Company

RNS Number:6696Q
Electrocomponents PLC
31 August 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDER

The Company has received notification on 31st August 2005 (dated 30th August 2005) from UBS AG that they no longer hold a notifiable interest in the share capital of the Company.

CARMELINA CARFORA

Group Company Secretary

31st August 2005

END

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